SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

     Certain of the statements contained herein are forward -looking statements based on based on Management’s current estimates regarding future performance that may result in material differences regarding future results, performance and events. In fact, actual results, performances or events may differ materially from those expressed or implied by the forward -looking statements, as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, future rescheduling or prepayment of debt denominated in foreign currencies, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

Source: Macquarie Research

Largest Chinese cities:

Population of 1.5 to 4.5 million and GDP per capita of US$1,500 to US$3,000

Source: Macquarie Research

Source: IBS

Source: IBRAM

Positive outlook for 2008 steel demand:

• Expected increases in maritime freight charges and the price of the main raw materials should motivate international steel producers to adjust upwards their own prices in order to preserve their operating margins;

• Growth in global demand for iron ore and steel products:

Intensive use of steel

Urbanization

Globalization

Opening of new markets

Demand growth driven by China, India, Eastern Europe, the Middle East and the other Asian countries;

Favorable outlook for CSN, given its self-sufficiency regarding practically all its inputs

BRIEF BACKGROUND	►	CSN was founded on April 9, 1941 and privatized in 1993

	►	As the first integrated flat steel producer in Brazil, CSN played a historical role in the country’s industrialization process

	►	Since its privatization up to now, CSN has invested more than US$ 4 billion raising total production capacity to 5.6 millions tons of crude steel per annum, improved quality and productivity levels and enhanced environmental protection

PRODUCTION FLOW

Self-sufficiency in practically all relevant raw materials for steel production - in special, “Casa de Pedra” captive iron ore mine and three power plants - along with equity participation or operating concessions of outstanding infra-structure assets, positions CSN not only as a truly low-cost producer but also one of the most independent, reliable and profitable steel producing systems, worldwide

.

ONE OF THE LOWEST COST PRODUCERS IN THE WORLD
(Indexed to 100)

Source: CSN

EBITDA MARGIN RANKING (%)

Source: Bloomberg

Mining

Casa de Pedra Mine
Current capacity : 16 Mtpy
Future capacity : 65 Mtpy
Mineral resources of ~ 8.4 billion t
Proven Reserves* : 1.6 billion t
NAMISA	Logistics
Future capacity : 15 Mtpy
Pelletizing Plant (Casa de Pedra)
Future capacity : 6 Mtpy

* Audited by Golder Associates S.A. (recognized by SEC).

	2008	2009	2010	2011	2012	2013	2014	2015

PRODUCTION
Casa de Pedra	17.0	30.0	40.0	50.0	60.0	70.0	70.0	70.0
NAMISA	6.5	7.5	6.0	10.0	10.0	10.0	10.0	10.0
Purchases (NAMISA)	7.0	7.0	6.0	5.0	5.0	5.0	5.0	5.0

TOTAL PRODUCTION	30.5	44.5	52.0	65.0	75.0	85.0	85.0	85.0

DOMESTIC MARKET
Volta Redonda	8.3	8.3	8.5	8.5	8.5	8.5	8.5	8.5
CSN 1st New Plant	0.0	0.0	0.0	1.0	7.2	7.2	7.2	7.2
CSN 2st New Plant	0.0	0.0	0.0	0.0	3.0	7.2	7.2	7.2
Others	4.5	4.5	4.0	4.0	4.0	4.0	4.0	4.0

TOTAL DOMESTIC MARKET	12.8	12.8	12.5	13.5	22.7	26.9	26.9	26.9

EXPORTS	23.8	33.0	43.0	51.5	52.3	58.1	58.1	58.1

PORT CAPACITY	25.8	40.0	50.0	55.0	65.0	70.0	70.0	70.0

TOTAL SALES (excl. CSN)	28.3	37.5	47.0	55.5	56.3	62.1	62.1	62.1
TOTAL SALES (incl. CSN)	36.6	45.8	55.5	65.0	75.0	85.0	85.0	85.0

2008

TOTAL PRODUCTION (*)	30.50

CASA DE PEDRA	17.00

NAMISA	13.50
PRODUCTION	6.50
PURCHASE	7.00

TOTAL SALES	36.60

DOMESTIC MARKET	12.80
CASA DE PEDRA	12.30
UPV	8.30
OTHERS	4.00
NAMISA	0.50

EXTERNAL MARKET	23.80
CASA DE PEDRA	10.60
NAMISA	13.20

OTHERS (PORT)	2.00

PORT CAPACITY	25.80

(*) PURCHASE INCLUDED

PHASES	Scheduled	Paid-up (Sep07)	Balance	1.00 US$ = R$ 2.00
CASA DE PEDRA	1,640	416	1,224
MINE	290	140	150
40 Mt/y	140	140	0
45 Mt/y	20	-	20
65 Mt/y	130	-	130
PROCESSING	1,350	276	1,074
40 Mt/y	480	275	205
45 Mt/y	170	1	169
65 Mt/y	700	-	700
ITAGUAI PORT	690	200	490
1st Phase (7 Mt/y)	110	110	0
2nd Phase (30 Mt/y)	90	90	-
3rd Phase (45 Mt/y)	140	-	140
4th Phase (70 Mt/y)	350	-	350
SUBTOTAL	2,330	616	1,714
PELLETIZING - 6 Mt/y	540	5	535
TOTAL	2,870	621	2,249

View of the activities at the Mine	Iron ore stock yard, at the Mine

New Iron Ore Unloader	1st. Iron Ore Shipment: Feb. 07

Production from the Casa de Pedra Mine totaled 3.87 million tonnes of iron ore in the 3Q07.

Year-to-date output came to 11.71 million tonnes .

NAMISA : 3Q07 production of 1.27 million tonnes .

Year-to-date volume transferred from CdP to Presidente Vargas = 5.27 million tonnes.

Consolidated 3Q07 sales volume of 3.31 million tonnes (59% up on 2Q07).

Year-to-date total sales volume of 6.54 million tonnes .

The domestic market absorbed 51% of this total, equivalent to 3.36 million tonnes.

Export volume totaled 3.18 million tonnes of iron ore.

Inventories: 12.36 million tonnes of iron ore at the close of the 3Q07, including CFM.

• CSN aims at expanding its slab production capacity by 9 million tonnes/year;

• This total is planned to be produced through Medium Size Blast Furnaces of 1.5 MM tonnes of capacity per year ( Chinese technology );

• Allocations: Itaguaí Port in Rio de Janeiro State; Casa de Pedra Mine in Minas Gerais; Volta Redonda Steel Mill and probably in the Northeast;

• Economic feasibility study for the Itaguaí site concluded; previous environmental license has been obtained and the final license is expected as of Jan.2008;

• Total CAPEX for 9 million tonnes of slabs ~ US$ 6 billion (including equipment, project management and engineering) .

OBJECTIVE: Establishment of new businesses and markets, with annual production of 500,000 tonnes of long steel (rebars and wire rods)

• INVESTMENTS: US$ 113 Million
• MARKET: Construction and Industry
• CONCLUSION EXPECTED: End of 2008

OBJECTIVE: To add value to the slag produced in the Blast Furnaces through grinding and the production of 2.5 million t/y of cement types CPII and CPIII.

•	MARKET:
Retail - 90% (50 kg sacks) and Wholesale - 10%;

•	INVESTMENTS:
1st phase (Grinding): US$ 104 Million
2nd phase (Clinker): US$ 81 Million
US$ 185 Million

•	PAID UP: US$ 37 Million (R$69 Million);

•	SCHEDULE: 1S08 (1st phase)
Slag in Presidente Vargas Steel Mill
Volta Redonda - RJ

3rd Quarter Results

Outlook positive for Brazil:

GDP growth

Reduction in interest rates

Strong domestic consumption growth

Installed capacity use reached 86%, the highest level in the last 30 years (Source: FGV)

Domestic flat steel* sales volume market moved up 18% year–on-year in the 3Q07, led by the following sectors:

  Construction: 9M07 x 9M06 => 11%;

  Automotive: 2007 sales expected to reach record levels of 2.4 million units

  Capital goods: year-on-year growth of 28% in the first nine months of 2007
  Home appliance/OEM: expectations of 20% retail sales growth in the 4Q07

* Flat Steel = SLABS + heavy plates + hot-rolled + cold-rolled + galvanized + tin mill products + special steel.

CSN posted Net Income of R$ 699 million in the third quarter of 2007, 109% more than in the 3Q06. Net Income in the first nine months totaled R$ 2.4 billion, 123% up year-on-year and a new Company record;

Crude steel production moved up 10%, from 1.3 million tonnes, in the 3Q06, to 1.4 million tonnes in the 3Q07;

Third-quarter steel product sales volume totaled 1.3 million tonnes , representing growth of 7% over the 3Q06. Year-to-date sales volume came to 4.0 million tonnes, 24% up on the 9M06 and another Company record;

Net revenue amounted to R$ 3.0 billion in the 3Q07, 14% up on the 3Q06, and R$ 8.4 billion in the first nine months, also a new period record and a year-on-year increase of 30%;

EBITDA stood at R$ 1.3 billion in the 3Q07, 43% above the 3Q06 figure, and R$ 3.6 billion year-to-date, also a historical record;

The consolidated 3Q07 EBITDA margin came to 44%, 9 percentage points up on the same three months in 2006, while the parentcompany’s margin exceeded 51%, up by 14 percentage points year-on-year;

Slab production costs averaged US$ 265/t in 2007 through September, despite the 15.0% appreciation of the Real in the last 12 months, once again maintaining CSN as one of the most competitive and profitable producers in the global steel industry.

Visit our website:
www. csn.com. br/ir

Investor Relations:
(55 11) 3049-7588 / 3049-7592 / 3049-7526
invrel@csn. com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.